UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   August 4, 2005

Associated Estates Realty Corporation

(Exact name of registrant as specified in its charter)

Commission File Number 1-12486

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5025 Swetland Court, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 261-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   Entry Into a Material Definitive Agreement

On August 4, 2005, the Executive Compensation Committee of the Board of Directors (the "Committee") of Associated Estates Realty Corporation (the "Company") established the terms of the Company's new long-term incentive compensation plan. The plan is intended to reward certain executives for the achievement of certain milestones linked to the Company's strategic plan. Each of the following officers is eligible for an award established as a percentage of base salary as follows: Jeffrey I. Friedman, Chairman of the Board, President and Chief Executive Officer-85%; John Shannon, Senior Vice President, Operations-50%; Martin Fishman, Vice President, General Counsel and Secretary-30% and Lou Fatica, Vice President, Treasurer and Chief Financial Officer-30%. The Committee, in its sole discretion, may approve the inclusion of other officers in this plan.

Awards under the plan are delivered annually and associated with a three-year strategic benchmark that will be determined by the Committee at the beginning of each year. Each annual award will be in the form of a mixture of non-qualified stock options ("NQSOs") or share appreciation rights ("SARs") and performance contingent restricted shares ("restricted shares") of the Company (percentage based on economic value of award). The Committee, in its sole discretion, may issue additional awards at the end of the three-year performance period if the overall benchmark for that period is exceeded.

Additionally, on August 4, 2005, the Committee approved the 2005 award under the long-term incentive compensation plan. The award consists of 50% NQSOs and 50% restricted shares. The NQSOs will vest in thirds on February 4, 2006, December 31, 2006, and December 31, 2007. The restricted shares vest at the end of the three-year cycle based on the attainment of the three-year benchmark. The vesting of no more than half of the original award of restricted shares may be accelerated at the end of each annual measurement period based upon the achievement of interim strategic objectives as determined by the Committee. Any of these restricted shares that have not vested previously, will vest at the end of the three-year period if the overall objective is achieved, or will be forfeited if the overall objective is not achieved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED ESTATES REALTY CORPORATION

August 10, 2005   /s/ Lou Fatica

(Date)   Lou Fatica, Vice President,
                                             Chief Financial Officer and Treasurer